                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 32)


                     CONTINENTAL MORTGAGE AND EQUITY TRUST
                                (Name of Issuer)


                  SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                         (Title of Class of Securities)


                                  211-663-208
                                 (CUSIP Number)


ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 19, 1999
            (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                                                           PAGE 2
---------------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         AMERICAN REALTY TRUST, INC.                          54-0697989

---------------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ......................................................................................................... [ ]
         (b)  ......................................................................................................... [ ]

---------------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only .................................................................................................

---------------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ...........................................................................

---------------------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) .................................................................................................. [ ]

---------------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                      GEORGIA

---------------------------------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                            1,650,970
Number of
Shares            ---------------------------------------------------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                              -0-
Each
Reporting         ---------------------------------------------------------------------------------------------------------
Person
With              9)  Sole Dispositive Power                       1,650,970

---------------------------------------------------------------------------------------------------------------------------

                  10)  Shared Dispositive Power                        -0-

---------------------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                 1,650,970

---------------------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) .......................................................................................... [ ]

---------------------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                           41.0%

---------------------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                  CO

---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  637-353-301                                                                                           PAGE 3
---------------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         BASIC CAPITAL MANAGEMENT, INC.                       75-2332719

---------------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ........................................................................................................ [ ]
         (b)  ........................................................................................................ [ ]

---------------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only ................................................................................................

---------------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ..........................................................................

---------------------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) ................................................................................................. [ ]

---------------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                      NEVADA

---------------------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                            800,840
Number of
Shares            ---------------------------------------------------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                             -0-
Each
Reporting         ---------------------------------------------------------------------------------------------------------
Person
With              9)  Sole Dispositive Power                       800,840

                  ---------------------------------------------------------------------------------------------------------

                  10)  Shared Dispositive Power                       -0-

---------------------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                           800,840

---------------------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ........................ [ ]

---------------------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                     19.9%

---------------------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                            CO

---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                                                           PAGE 4
---------------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         THE GENE E. PHILLIPS CHILDREN'S TRUST                         13-6599759

---------------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ........................................................................................................ [ ]
         (b)  ........................................................................................................ [ ]

---------------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only ................................................................................................

---------------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ..........................................................................

---------------------------------------------------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) ................................................................................................. [ ]

---------------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 TEXAS

---------------------------------------------------------------------------------------------------------------------------

                  7)  Sole Voting Power                       49,299
Number of
Shares            ---------------------------------------------------------------------------------------------------------
Beneficially
Owned by          8)  Shared Voting Power                       -0-
Each
Reporting         ---------------------------------------------------------------------------------------------------------
Person
With              9)  Sole Dispositive Power                  49,299

                  ---------------------------------------------------------------------------------------------------------

                  10)  Shared Dispositive Power                 -0-
---------------------------------------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                           49,299

---------------------------------------------------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ......................................................................................... [ ]

---------------------------------------------------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)                                     1.2%

---------------------------------------------------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                                            OO

---------------------------------------------------------------------------------------------------------------------------

                     CONTINENTAL MORTGAGE AND EQUITY TRUST
                             CUSIP NO. 211-663-208


ITEM 1. SECURITY AND ISSUER

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of CONTINENTAL MORTGAGE AND EQUITY TRUST ("CMET"), and amends the amended statement on Schedule 13D filed on July 2, 1998. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 56.8% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust and a director of BCM.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of the executive officers and directors of
ART:

Name                                Position(s)
----                                -----------
Roy E. Bode                         Director

Collene C. Currie                   Director

Al Gonzalez                         Director

Cliff Harris                        Director

Karl L. Blaha                       Director\President

Thomas A. Holland                   Executive Vice President and
                                    Chief Financial Officer

Name                                        Position(s)
----                                        -----------
Steven K. Johnson                           Executive Vice President -
                                            Residential Asset Management

Bruce A. Endendyk                           Executive Vice President

James D. Canon, III                         Senior Vice President

Robert A. Waldman                           Senior Vice President, Secretary
                                            and General Counsel

Drew D. Potera                              Vice President and Treasurer

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Ms. Currie's business address is 6617 Ridgeview Circle, Dallas, Texas 75240. Ms. Currie's present principal occupation is Vice President for the Bank of America, Private Bank. Ms. Currie is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Canon's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Canon's present principal occupation is Senior Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                          Position(s) with BCM
----                                          --------------------
Karl L. Blaha                                 President

Thomas A. Holland                             Executive Vice President and
                                              Chief Financial Officer

Clifford C. Towns, Jr.                        Executive Vice President - Finance

Steven K. Johnson                             Executive Vice President -
                                              Residential Asset Management

Bruce A. Endendyk                             Executive Vice President

A. Cal Rossi, Jr.                             Executive Vice President

Cooper B. Stuart                              Executive Vice President

Dan S. Allred                                 Senior Vice President -
                                              Land Development

James D. Canon, III                           Senior Vice President

Robert A. Waldman                             Senior Vice President,
                                              General Counsel and Secretary

Drew D. Potera                                Vice President, Treasurer
                                              and Securities Manager

Name                                          Position(s) with BCM
----                                          --------------------
Mickey Ned Phillips                           Director

Ryan T. Phillips                              Director

         Information with respect to Blaha, Holland, Johnson, Endendyk, Canon, Waldman and Potera is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

         Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

         (III) The GEP TRUST is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         Item 5 is hereby amended to read as follows:
         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                           Shares Owned Directly
                                       -------------------------------------------------------
                                            Number of                               Percent of
Reporting Person                             Shares                                  Class (1)
----------------                       ------------------                           ----------
ART                                        1,650,970                                   41.0%
BCM                                          800,840                                   19.9%
GEP Trust                                     49,299                                    1.2%
                                           ---------                                   ----
Reporting Persons                          2,501,109                                   62.2%
as a Group

                                                         Shares Owned Beneficially
                                       -------------------------------------------------------
                                           Number of                                Percent of
Reporting Person                             Shares                                  Class (1)
----------------                       ------------------                           ----------
ART                                        1,650,970                                   41.0%
BCM                                          800,840                                   19.9%
GEP Trust                                     49,299                                    1.2%
Al Gonzalez (2)                            1,650,970                                   41.0%
Ryan Phillips (3)(4)                         850,139                                   21.1%
Mickey Ned Phillips (3)                      800,840                                   19.9%
Cliff Harris (2)                           1,650,970                                   41.0%
Collene C. Currie (2)                      1,650,970                                   41.0%
Roy E. Bode (2)                            1,650,970                                   41.0%
Karl L. Blaha (2)                          1,650,970                                   41.0%
                                           ---------                                   ----
Total                                      2,501,109                                   62.2%

(1) Percentage calculations are based upon 4,023,467 Shares outstanding at July 31, 1999. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

         (b) Voting and Dispositive Power
         Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Each of the directors of BCM share voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

         (c) Transactions in Securities
         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days:

Reporting                                  Number of                     Price                     Type of
Person                 Date                 Shares                     Per Share                 Transaction
---------            --------              ---------                   ---------                  -----------
BCM                  05/25/99                20,000                     $15.00                   Open Market
BCM                  05/25/99                   300                     $15.00                   Open Market
BCM                  05/26/99                 5,500                     $15.00                   Open Market
BCM                  06/02/99                10,000                     $15.00                   Open Market
BCM                  06/09/99                10,000                     $15.50                   Open Market
BCM                  06/09/99                 9,000                     $15.50                   Open Market
BCM                  06/09/99                 1,000                     $15.50                   Open Market
BCM                  06/11/99                12,000                     $15.50                   Open Market
BCM                  06/30/99                30,000                     $15.50                   Open Market
BCM                  07/02/99                26,000                     $15.00                   Open Market
BCM                  07/08/99                36,000                     $14.875                  Open Market
BCM                  07/13/99                12,000                     $15.50                   Open Market
BCM                  07/19/99                20,000                     $15.50                   Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

         ART has pledged 50,453 shares to Advest, pledged 15,000 shares to Arnold Securities, pledged 15,134 shares to BA Investment Services, pledged 272,842 shares to Bear Stearns, pledged 15,000 shares to Brown & Co., pledged 22,500 shares to Chase Securities, pledged 42,500 shares to Dain Rauscher, pledged 175,125 shares to Dean Witter (CA), pledged 32,100 shares to Deutsche Morgan, pledged 22,500 shares to First Montauk, pledged 79,486 shares to First Southwest, pledged 34,500 shares to First Union Brokerage, pledged 21,000 shares to Hambrecht & Quist, pledged 55,000 shares to Hobbs Melville, pledged 35,000 shares to J.C. Bradford, pledged 32,706 shares to Legg Mason (TX), pledged 22,500 shares to May Financial, pledged 39,962 shares to McDonald & Co., pledged 90,467 shares to Morgan Keegan, pledged 34,056 shares to Mutual Securities, pledged 28,000 shares to Raymond James, pledged 45,000 shares to Regions Investment, pledged 15,122 shares to Roney & Co., pledged 30,274 shares to Southland Securities, pledged 30,000 shares to Southwest Securities, pledged 15,000 shares to Stifel Nicolaus, pledged 19,500 shares to Tucker Anthony and pledged 84,207 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         ART has also pledged 65,035 shares to United Pacific and pledged 211,000 shares to Preferred Bank pursuant to loan agreements with such lenders.

         BCM has pledged 1,010 shares to BA Investment Services, pledged 72,159 shares to Bear Stearns, pledged 15,000 shares to Brown & Co., pledged 15,000 shares to Dain Rauscher, pledged 491,064 shares to Dean Witter (CA), pledged 11,208 shares to First Southwest, pledged 6,000 shares to First Union Brokerage, pledged 20,000 shares to Hambrecht & Quist, pledged 26,232 shares to J.C. Bradford, pledged 2,000 shares to Morgan Keegan, pledged 7,781 shares to Raymond James, pledged 15,000 shares to Regions Investment, pledged 1,400 shares to Robb, Peck, McCooey, pledged 7,500 shares to Robert Baird, pledged 49,637 shares to Southland Securities, and pledged 59,849 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 49,299 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999.

                                            AMERICAN REALTY TRUST, INC.


                                        By:    /s/Karl L. Blaha
                                            ---------------------------------
                                            Karl L. Blaha, President


                                            BASIC CAPITAL MANAGEMENT, INC.


                                        By:    /s/Drew D. Potera
                                            ---------------------------------
                                            Drew D. Potera, Vice President
                                            and Treasurer


                                            GENE E. PHILLIPS CHILDREN'S TRUST


                                        By:    /s/Donald W. Phillips
                                            ---------------------------------
                                            Donald W. Phillips, Trustee